

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 19, 2015

Via E-mail

M. Ridgway Barker, Esq.
Withers LLP
660 Steamboat Road
Greenwich, CT 06830

   Re: **Ethan Allen Interiors Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Filed October 13, 2015
      File No. 001-11692

Dear Mr. Barker:

We have reviewed your statements and have the following comments.

Preliminary Schedule 14A

1. Please tell us where you have provided the disclosure required by Item 5(b) of Schedule 14A.

Cover Letter

2. We note your statements that Sandell and the participants in its solicitation are "seeking to take control" of the company "without any disclosed strategy for operating or growing" the company "or without paying any control premium" to your security holders. You clarify that a control premium is not associated with a the election of directors. Please revise your disclosure to explain why you believe Sandell is attempting to take control of the company when it is nominating 5 individuals that are independent of Sandell and when all of its nominees will be subject to fiduciary duties with respect to your security holders, not to Sandell's management or ownership.

3. On a related note, it appears that Sandell has provided *some* indication of its plans for the company over the last two months. Please revise your disclosure to address this.

Additional Background of the Solicitation, page 14

4. Please provide us support for the statements attributed to Mr. Sandell on July 15, 2015 at the CNBC Delivering Alpha Conference.

Proposal 1. Election of Directors, page 18

5.   Please disclose who would serve on the board of directors if any or all nominees, yours or Sandell's, did not receive the necessary majority of votes.

6.   Please disclose whether the election of Sandell's nominees would result in the acceleration of any payment due, whether for debt or any other company obligation.

Proxy Solicitation Expense, page 69

7.   We note that proxies may be solicited by mail, by telephone, telegraph or personal interview. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Form of Proxy Card

8.   Please revise your form of proxy card to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions